Guggenheim Credit Income Fund 2021
330 Madison Avenue
New York, New York 10017

VIA EDGAR

August 27, 2020

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:     Guggenheim Credit Income Fund 2021
Registration Statement on Form N-2
SEC File Nos. 333-237828; 814-01206

Dear Mr. Manion:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Guggenheim Credit Income Fund 2021 (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Registration Statement”), be accelerated so that the Registration Statement may become effective at 12:00 pm, Eastern Time, on Monday, August 31, 2020, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

GUGGENHEIM CREDIT INCOME FUND 2021

By: /s/ Amy Lee
Name: Amy Lee
Title: Chief Legal Officer and Secretary

Guggenheim Funds Distributors, LLC
330 Madison Avenue
New York, New York 10017

VIA EDGAR

August 27, 2020

Mr. David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:    Guggenheim Credit Income Fund 2021
Registration Statement on Form N-2
SEC File Nos. 333-237828; 814-01206

Dear Mr. Manion:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Guggenheim Funds Distributors, LLC, in its capacity as distributor of Guggenheim Credit Income Fund 2021 (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-237828 and 814-01206) (“Registration Statement”), so that such Registration Statement may be declared effective at 12:00 p.m. on Monday, August 31, 2020, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,
Guggenheim Funds Distributors, LLC

By: /s/ Amy Lee
Name: Amy Lee
Title: General Counsel, Vice President and Secretary